FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	______June _______________
Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   June 7, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
June 7, 2007	NEWS RELEASE 07-13	MAE - TSX MNG-AMEX

Miramar Reports Site Preparation begins for Doris North Mine

-Aggressive exploration program for new discoveries now underway at Hope Bay-

VANCOUVER -- Miramar Mining Corporation today announced that preparation for the Doris North Mine has begun its 100% owned Hope Bay Gold Belt in Nunavut. Also, two of the seven drills working at Hope Bay have been pulled off resource expansion drilling to begin testing priority exploration targets to test for new discoveries outside the deposit areas.

As permitting continues to move forward for the Doris North Mine, Miramar has proceeded with the purchase of long lead time items for the project and is beginning site preparation at Hope Bay. A marine jetty and beach lay down area are the current focus as they are critical to receiving sea-lift barges carrying equipment, fuel and supplies for the project. It is anticipated that first mobilization of equipment will arrive in August 2007.

“Although we have not received all of our final permits for Doris North we have begun site activities to allow us to be prepared as early as possible for production.” said Tony Walsh, Miramar’s President and CEO. “Doris North is only the first contemplated mine on the Hope Bay belt and is what we believe will be only the start of mining gold on the belt. We will need the infrastructure we have started developing for many years to come. We are excited that we are finally moving ground for Doris North and look forward to the many opportunities Hope Bay has to offer Nunavut and Miramar.”

The Doris North Mine received environmental approval from the Nunavut Impact Review Board and the Minister of Indian and Northern Affairs Canada in September 2006 after several years of rigorous environmental assessment on all aspects of the project. Intervenors such as the Kitikmeot Inuit Association, Nunavut Tunngavik Inc, environmental agencies of both the territorial and federal government as well as local residents and elders all contributed to the environmental assessment.

Miramar is now in the regulatory phase of permitting for the project and has been working on applications for various licences and permits as well as responding to agency requests by providing technical information. Miramar is committed to maintaining the highest environmental practices in its design, construction and operations on the Hope Bay Belt. Although Miramar does not have all the required licences in hand, we are confident, based on regular communication with the agencies involved that we will obtain all required permits by year end.

Drilling for New Deposits on Hope Bay

Drilling for new discoveries has commenced with two drill rigs testing priority targets along the Madrid trend and at other selected targets. It is anticipated that approximately 10,000 to 12,000 meters of exploration drilling will be completed at Hope Bay over the next four months. The Madrid trend targets occur along a 21 kilometre sequence of favourable geological units occurring both north and south of the existing Madrid resource. The current resource for the combined Madrid deposits is 3,702,300 ounces of gold in the indicated category grading 3.54 g/t and an additional 3,789,900 ounces of gold in the inferred category grading 2.79 g/t.

Current new discovery targets include the Kink area 10 km north of Madrid, Windy Lake area 1 km west of Madrid, and the Nexus area located up to 10 km south of Madrid. Targets are being prioritized based on their similarities to the Madrid system, geological deposit models derived from the Timmins- Kirkland Lake area, recently completed and ongoing geophysical surveys and previous surface mapping and prospecting. Limited drilling of ice based targets will be completed over the next two weeks including geophysical targets at the Flying Squirrel area 15 kilometres east of Boston.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL in Saskatoon with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by Acme Labs in North Vancouver.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2007 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation in certain provinces in Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com

MIRAMAR
HOPE BAY LTD.
Madrid Trend
Resource area
Showing
Trend of favorable rock units and structure
Deformation Zone
N
0
2
4
kilometres
Kink
Doris North
Doris Connector
Doris Central
North Patch
Naartok
Suluk
South of Suluk
Marianas
Deformation Zone
South Patch
North Nexus
South Nexus

Figure 1. Madrid Trend